

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

<u>Via E-mail</u>
Sterling Hamilton
Chief Executive Officer
Step Out, Inc.
1976 Glacier Meadow Dr.
Reno, NV 89521

> **Re: Step Out, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2011**
> **File No. 333-177518**

Dear Mr. Hamilton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

2. We note that you state that the registration fee was calculated pursuant to Rule 457(a). However, it appears that your registration fee was calculated based upon the maximum aggregate offering price of the securities being registered pursuant to Rule 457(o). Please revise the fee table accordingly.

Prospectus Cover Page

3. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

    - Has not received enough proceeds from the offering to begin operations; and
    - Has no market for its shares.

4. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold.

5. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Table of Contents, page 3

6. Please revise your table of contents to eliminate the headings for each specific risk factor included in your risk factor section.

Prospectus Summary, page 3

7. Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

8. We note that your company is a development stage company with minimal operations. Please discuss why the company is publicly offering its shares. Please address the costs and benefits of becoming a public company, including the increased costs of regulatory compliance.

Use of Proceeds, page 11

9. We note that you intend to spend $8,000 of the offering proceeds on legal and accounting services. However, on page 24, you disclose that you intend to spend $10,000 in the fiscal year begun on September 1, 2011 on legal and accounting services. Please reconcile.

Preferred Stock, page 17

10. We note your statement that your board "may become authorized to authorize preferred shares of stock." Please revise your disclosure to clarify whether your board is authorized under your current articles of incorporation and bylaws to authorize the issuance of preferred stock without a vote of your common stockholders.

Rule 144, page 22

11. Please revise your disclosure to reflect current Rule 144 holding periods. We also note that Rule 144(k) has been eliminated from the Securities Act of 1933.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

Results of Operations, page 25

12. Please revise to disclose the amount you paid to procure your flotation tank and how that acquisition may affect your expenses going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Puoy Premsrirut, Esq.